CSB BANCORP, INC.
EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2004	2003
Basic Earnings Per Share
Net income	$521,451	$597,832
Weighted average common shares	2,644,350	2,633,233

Basic Earnings Per Share	$.20	$0.23

Diluted Earnings Per Share
Net income	$521,451	$597,832
Weighted average common shares	2,644,350	2,633,233
Weighted average effect of assumed stock options	3,726	4,072

Total	2,648,076	2,637,305

Diluted Earnings Per Share	$0.20	$0.23

16.